ATTACHMENT TO SUB-ITEM 77E

      The following reports the continuation of proceedings previously reported.

      Before amending its charter in 1979 to become an investment company, the Fund was a steel processing plant generating industrial wastes which licensed haulers transported to landfills. Heretofore the United States Environmental Protection Agency ("EPA") named the Fund as a potentially responsible party ("PRP:") in respect to a landfill requiring environmental remediation. Allegedly the transporter the steel processor contracted with took waste to an unregulated site in Bucks County, Pennsylvania known as "Boarhead."

      Counsel to the Fund regards the Boarhead matter as ongoing, unresolved and material. In November 1998 EPA issued a Record of Decision ("ROD") relative to estimated future cleanup costs. Those together with EPA's remedial costs already incurred total $26,000,000.

      To date there are six named PRPs sharing in a defense group ("the Group") and the Fund's share, should it remain in the Group (see below), is one half of one share. (The Fund and one other of the six owned the steel processor at different times and are considered one member.) The Group's investigation has identified approximately 23 others who are arguably PRPs. The Group will attempt to bring in as many of the 23 as possible to share expenses and liability, and otherwise resolve or try the matter.

      After the ROD was distributed, EPA gave certain PRPs special notices to remediate. The Company was not among them. The Company's interpretation of this circumstance is that the EPA, based upon evidence available to it at the time, determined that the Company was not sufficiently linked to the site to warrant a cleanup directive. Nevertheless other PRPs who did receive special notices have pointed out evidence which may lead to a link between the Company and the Boarhead site. The Company will continue to examine whatever evidence is presented that may create such a link. Based thereon it will make a decision whether it will remain a member of the Group. If at any time it declines to participate further with the Group, it will be exposed to contribution claims from
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those remaining and will lose contribution protection afforded under CERCLA (The
Superfund Act).

      The Company is contractually committed to pay a one half per capita share of the first phase of the Boarhead cleanup. The total cost for this phase is approximately $1 million, of which the Company's share is approximately $100,000. During the first phase cleanup and pending the determination of responsibilities for later phases of the program, the Group will engage in allocation taking into account existing and what is expected to be later discovered evidence. Based thereon, the $100,000 commitment may be increased, decreased or remain static. By the same means, the Company will judge its cost exposure for the later and larger cleanup phases.

      Counsel expects the least the Company may expect to incur in regard to this project is the approximate $100,000 presently committed and accrued. In addition, there will be yearly operation and maintenance costs and the costs of liaison counsel. However, at this time in light of the unknown number of participants, the uncertainty of the ROD's estimates for future operation costs and related cleanup expense, the issue of linkage, the absence of knowledge of evidence to be presented to the Group's allocator, counsel is unable to predict an amount or range of liability beyond $100,000.

      Since the last report, EPA gave Special Notice letters to other PRPs. As before, the Company was not among them. However, the Company will participate in the group until there is an allocation as above described and then make a further decision whether to remain in the group based upon whatever additional evidence is developed at that time. The Fund will resist all claims vigorously.